Exhibit 4.14

CERTAIN CONFIDENTIAL INFORMATION IN THIS EXHIBIT WAS OMITTED BY MEANS OF MARKING SUCH
INFORMATION WITH BRACKETS (“[***]”) BECAUSE THE IDENTIFIED CONFIDENTIAL INFORMATION IS NOT
MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

EXCLUSIVE LICENSE AGREEMENT

This exclusive license agreement (“Agreement”) is made effective this 22nd day of March, 2022 (“Effective Date”), by and between The Regents of the University of California, a California public corporation, having its statewide administrative offices at 1111 Franklin Street, 12th Floor, Oakland, CA 94607-5200 (“The Regents”), acting through The Technology Development Group of the University of California, Los Angeles (“UCLA”), located at 10889 Wilshire Boulevard, Suite 920, Los Angeles, CA 90095-7191, and Radiopharm Theranostics Limited. (“Licensee”), having a principal place of business at 101/50 McLachlan Avenue, Rushcutters Bay 2011 NSW, Australia.

RECITALS

WHEREAS, The Regents own certain rights in the Patent Rights which claim invention(s) arising out of the laboratory of Robert Damoiseaux, PhD, and others in the course of research at UCLA;

WHEREAS, Licensee is a “small entity” as defined in 37 CFR 1.27(a)(2) for the purposes of determining whether The Regents is eligible for reduced patent fees;

WHEREAS, as part of its public mission to bring products to the marketplace, The Regents uses good faith efforts to enable underserved communities, which have limited access to adequate quantities of medical innovations arising from UCLA’s laboratories, to have affordable access to these innovative products; and

WHEREAS, Licensee desires a license to the Patent Rights and The Regents is willing to grant such license pursuant to the provisions herein below.

NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and sufficient consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1. DEFINITIONS

As used in this Agreement, the following terms, whether used in the singular or plural, will have the following meanings:

1.1 “Affiliate” means any entity which, directly or indirectly, Controls Licensee, is Controlled by Licensee, or is under common Control with Licensee. “Control” means (i) having the actual, present capacity to elect a majority of the directors, or the power to direct greater than fifty percent (50%) of the voting rights entitled to elect directors, of such entity; or (ii) in any country where the local law will not permit foreign equity participation of a majority, the ownership or control (directly or indirectly) of the maximum percentage of such outstanding stock or voting rights permitted by local law. For clarity, an entity will be deemed an Affiliate of Licensee solely for the term during which it satisfies the foregoing definition.

1.2 “Field of Use” consists of all fields of use including all therapeutic applications and uses (the “Therapeutics Field”), and all diagnostic and imaging applications and uses (the “Imaging Field”).

1.3 “First Commercial Sale” or “FCS” means the first sale of any Licensed Product by Licensee or a Sublicensee triggering payment of an Earned Royalty pursuant to this Agreement, following approval of its marketing by the appropriate governmental agency for the country in which the sale is to be made. When governmental approval is not required, “First Commercial Sale” means the first sale of any Licensed Product by Licensee or a Sublicensee triggering payment of an Earned Royalty pursuant to this Agreement.

1.4 “Imaging Research Field” means all applications and uses in imaging studies solely for purposes of pre-clinical development and clinical trials.

1.5 “Licensed Product” means any product that comprises an antibody conjugated to a radioisotope (or any service provided using such product) to the extent that the manufacture, use, sale, offer for sale, importation, lease, disposition or provision of such product or service would, absent the license granted hereunder, constitute infringement (including direct, contributory or inducement) of any Valid Claims of the Patent Rights.

1.6 “Licensed Territory” means all territories where Patent Rights exist or may come to exist.

1.7 “Major Territory” means any and all of the United States of America, any member state of the European Patent Convention, Canada, Australia and Japan.

1.8 “Net Sales” means the total amount invoiced or otherwise charged (including fair market value of any non-cash consideration) by Licensee or Sublicensee on account of the sale, lease, provision, transfer, or other disposition of a Licensed Product to a customer, after deduction of the following in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) to the extent itemized in applicable invoices, and not otherwise reimbursed, and allowed: insurance, handling and any shipping costs, allowances because of returned rejected, or recalled products, or sales or other excise taxes or other governmental charges levied on or measured by the invoiced amount (including, without limitation, value added taxes to the extent that such tax is incurred and not reimbursed, refunded, or credited under a tax authority), brokerage, customs and import duties or charges and normal and customary trade and quantity discounts (including chargebacks and allowances) and rebates that are for the applicable Licensed Products. If Licensee or Sublicensee makes any sales to any third party in a transaction in a given country that is not an arms’-length transaction, or is transferred to a third party without charge or at a discount, then Net Sales means the gross amount normally charged to other customers in arm’s length transactions less the allowable deductions set forth above. In the case of transfers of Licensed Products between any of Licensee, Sublicensees, or their respective Affiliates for subsequent sale, lease or other transfer, then Net Sales will be the greater of the total amount invoiced or otherwise charged (including fair market value of any non-cash consideration) (i) for the transfer of the Licensed Products between Licensee, Sublicensees or Affiliates, as applicable, or (ii) for any subsequent sale of such Licensed Products in an arms’-length transaction.

1.9 “Patent Action” means the preparation, filing, prosecution and maintenance of patent applications and patents in the Patent Rights, including reexaminations, interferences, oppositions, inventorship related matters, and any other ex parte or inter partes matters (e.g., inter partes review petitions) originating or conducted in a patent office.

1.10 “Patent Rights” means The Regents’ interest in: (i) the patents and patent applications expressly identified in Appendix A and their foreign counterparts; (ii) any patent applications claiming priority to those identified in subpart (i) above such as utility filings, divisionals, continuations and continuations-in-part (but with respect to continuations and continuations-in-part solely to the extent of those claims that are both entirely supported by the specification and entitled to the priority date of any patent application or patent identified in subpart (i) above); and (iii) any patents issuing from any patent application identified in subparts (i)-(ii), including reissues, reexaminations, and substitutions, as well as any applicable patent extensions or term adjustments, and supplementary protection certificates (“SPCs”).

1.11 “Sublicensing Income” means any consideration (including, without limitation, any licensing or optioning fees, or license maintenance fees, or milestone payments, and fair market value of any non-cash consideration) received by, or payable to, Licensee from any Sublicensee, under or on account of a Sublicense. Sublicensing Income excludes earned royalty payments but only to the extent such royalty payments are calculated using the same sales that generated payment of an Earned Royalty to The Regents pursuant to Section 4.3.

1.12 “Valid Claim” means any pending or issued claim in the Patent Rights that has not irrevocably: (i) expired; been disclaimed, cancelled or superseded, or if cancelled or superseded, has not been reinstated; and (iii) been revoked, held invalid, or otherwise declared unenforceable or not allowable by a tribunal or patent authority of competent jurisdiction over such claim in such country, in all cases from which no further appeal has or may be taken.

2. GRANT

2.1 License. Subject to the limitations and other terms and conditions set forth in this Agreement, including the limitations outlined in Section 2.2 below, The Regents grants to Licensee an exclusive license under the Valid Claims of the Patent Rights to make, use, sell, offer for sale and import Licensed Products in the Licensed Territory and Field of Use, provided that in addition to the right that The Regents has to grant licenses under the Patent Rights to other companies to make, use, sell, offer for sale and import products and services that are not Licensed Products (as such term is defined herein), The Regents shall have the right to grant licenses to other companies under the Patent Rights to make and use (but not to market or sell) Licensed Products (as such term is defined herein) in the Imaging Research Field.

The licenses granted to Licensee hereunder will automatically extend to Licensee’s Affiliates, but only during the period such entity satisfies the definition of Affiliate. As a licensee of Patent Rights under this Agreement, Affiliates will have all of the same rights and obligations, financial and otherwise, that Licensee has under this Agreement. Acts, omissions and liabilities of an Affiliate are considered to be those of Licensee under this Agreement and Licensee is responsible and liable for all such acts, omissions and liabilities, including without limitation payment to The Regents of royalties or other consideration due to The Regents hereunder.

For clarity, the rights granted pursuant to this Agreement pertain solely to the Patent Rights; if Licensee desires any right or license from The Regents to use any information and/or tangible material associated with such Patent Rights (e.g., data, protocols, tangible materials, etc.), the parties may negotiate and either amend this Agreement, or enter into a separate agreement, to the extent such rights are available at the time of Licensee’s request.

2.2 License Conditions. The license granted in Section 2.1 is subject to the following: The Regents expressly reserves the right (i) for itself and other nonprofit and academic research institutions to use Patent Rights and associated technology for educational and research purposes (including clinical research and research sponsored by commercial entities) and to publish their respective results, and (ii) for the University of California (“UC”) to offer and perform clinical diagnostic and prognostic services for patients in the UC healthcare system.

3. SUBLICENSES

3.1 Permitted Sublicensing. The Regents also grants to Licensee the right to sublicense to third parties (up to a maximum of three tiers) the rights licensed to Licensee hereunder so long as Licensee’s rights remain exclusive (each, a “Sublicense” and each such third party that receives a Sublicense “Sublicensee”). All Sublicenses must be in writing and will be subject to, and contain terms consistent with, the terms in this Agreement, including, without limitation, the provisions contained in Articles 2.3 (License Conditions), 3 (Sublicenses), 4.4 (Validity Challenge), 7 (Books and Records), 9 (Use of Names and Trademarks), 10 (Limited Warranty and Liability), 11 (Patent Marking), 12 (Patent Infringement), 14 (Indemnification), 18 (Compliance with Laws), etc. For clarity, Licensee will be obligated to pay Earned Royalties on its Sublicensees’ Net Sales irrespective of whether its Sublicensees pay royalties to Licensee. For the purposes of this Agreement, the operations of all Sublicensees will be deemed to be the operations of Licensee, for which Licensee will be responsible and liable. Licensee must provide The Regents with a copy of each Sublicense issued, including any agreements and amendments executed in relation thereto, within thirty (30) days of its execution. Upon termination of this Agreement, all Sublicenses will likewise terminate. Sublicensees will not be deemed to constitute third party beneficiaries under this Agreement.

4. CONSIDERATION

4.1 License Fee. In partial consideration for the License, Licensee will pay to The Regents a license issue fee of one hundred thousand dollars ($100,000) within thirty (30) days of the Effective Date. This fee is non-refundable and is not an advance against royalties.

4.2 License Maintenance Fee. Licensee must pay to The Regents the license maintenance fee of five thousand dollars ($5,000) (“License Maintenance Fee”) on the Second Anniversary of the Effective Date and each anniversary thereafter until Licensee or a Sublicensee commences selling Licensed Products and commences paying Minimum Royalties hereunder. License Maintenance Fees are non-refundable and are not an advance against royalties.

4.3 Earned Royalty. Licensee must pay to The Regents an earned royalty of [***] of Net Sales (each an “Earned Royalty”). All Earned Royalties under this Agreement will be computed for, and paid within thirty (30) days of the end of, each quarter ending March 31st, June 30th, September 30th, and December 31st of each calendar year (wherein the sale will be deemed to have occurred upon the earliest of the following (as applicable): (a) the transfer of title to or shipment of, or the provision to a customer of, a Licensed Product (b) the provision of an invoice with respect to a Licensed Product, or (c) receipt of payment for, such Licensed Product.

If Licensee is obligated to pay a non-Affiliate third party (other than The Regents) royalties on net sales (“Third Party Royalty”) in consideration for patent rights owned or controlled by such non-Affiliate third party without a license to which Licensee would necessarily infringe such third party patent rights in the practice of the Patent Rights, then Licensee will have the right, upon Licensee’s execution of a license with such third party for such third party patent rights, to credit thirty-three percent (33%) of any earned royalty payment made to such third party in any given year in consideration for such third party patent rights, against the royalty due The Regents under this Agreement, provided that:

(i) On an ongoing basis, and prior to reduction of any royalty due The Regents under this Agreement for a given calendar quarter, Licensee first provides written evidence to The Regents of Licensee’s royalty obligations to such third party for such calendar quarter demonstrating that such royalty obligation is in consideration for patent rights owned or controlled by such non-Affiliate third party without a license to which Licensee would necessarily infringe such third party patent rights in the manufacture, use, import, offer for sale, or sell of a Licensed Product; and

(ii) In no event shall royalties or other amounts due to The Regents under this Agreement in any reporting period be so reduced to less than fifty percent (50%) of the amount that would otherwise be due The Regents under this Agreement.

If the Licensed Product is sold by Licensee or a Sublicensee as a component of another product such as a kit, composition of matter or other combination product (each of the foregoing products that contain a Licensed Product as a component a “Combination Product”), Licensee shall pay The Regents a royalty on such sales by Licensee or Sublicensee(s) of such Combination Product by treating such Combination Products as a Licensed Product and the royalty due The Regents on sales of such Licensed Product shall be calculated in accordance with the royalty provision set forth herein.

4.4 Validity Challenge. If Licensee or a Sublicensee, itself or through a third party, institutes any proceeding that contests the validity of any Patent Right during the term of this Agreement, Licensee agrees to pay to The Regents, directly and not into any escrow or other account, all royalties and other amounts due in view of Licensee’s and its Sublicensees’ activities under this Agreement during the period of challenge and the entirety of The Regents’ legal (including attorney) fees and costs incurred during such proceeding. Should the outcome of such contest determine that any challenged patent claim is valid, Licensee (or its Sublicensee, as applicable) will thereafter, and for the remaining term of this Agreement, pay a royalty rate of three (3) times the royalty rate specified above.

4.5 Minimum Annual Royalty. Licensee must pay to The Regents the following minimum annual royalties (“Minimum Annual Royalties”) on or before February 28 of each calendar year (“CY”) following the calendar year in which Licensee achieves a First Commercial Sale and continuing for the remaining term of this Agreement thereafter. The Minimum Annual Royalty will be credited against the Earned Royalty due and owing with respect to Net Sales made during the calendar year in which such Minimum Annual Royalties were paid.

Calendar Years after FCS	Minimum Annual Royalty
First	[***]
Second	[***]
Third and Fourth	[***]
Fifth And Each Subsequent Year	[***]

4.6 Sublicensing Income. Licensee will pay to The Regents a percentage (as defined in this Section 4.6 below) of all Sublicensing Income within thirty (30) days of receipt thereof:

A.	[***] of all Sublicensing Income received with respect to any Sublicenses executed prior to the first human patient being dosed with a Licensed Product in a first phase 1 clinical trial;

B.	[***] of all Sublicensing Income received with respect to any Sublicenses executed concurrently with or after the first human patient is dosed in a first phase 1 clinical trial of a Licensed Product but before the first patient is dosed with a Licensed Product in a first phase 2 clinical trial;

C.	[***] of all Sublicensing Income received with respect to any Sublicenses executed concurrently with or after the first human patient is dosed in a first phase 2 clinical trial of a Licensed Product, but before the first patient is dosed with a Licensed Product in a first phase 3 clinical trial of a Licensed Product; and

D.	[***] of all Sublicensing Income received with respect to any Sublicenses executed concurrently with or after the first human patient is dosed with a Licensed Product in a first phase 3 clinical trial.

Sublicensing Income may not be prorated when the Patent Rights are bundled with other intellectual property, without The Regents’ prior written consent. For the avoidance of doubt, all payments and consideration that Licensee or a Sublicensee receives as a result of its exercise of its rights to the Patent Rights will be accounted for by Licensee either in the form of an Earned Royalty under Section 4.3 or as Sublicensing Income under this Section 4.6.

4.7 Milestone Payments. For each Licensed Product, Licensee must make the following payments (“Milestone Payments”) to The Regents within thirty (30) days of achieving the Development Milestone indicated below. For purposes of clarity such Milestone Payments are due from Licensee irrespective of whether the associated Development Milestone listed below was reached by Licensee itself or by a Sublicensee or by a third party acting on behalf of Licensee or a Sublicensee.

A.	One hundred thousand US dollars ($100,000) upon enrolling the first patient in a phase II clinical trial of a Licensed Product being developed in the Therapeutics Field.

B.	Two hundred and fifty thousand US dollars ($250,000) upon enrolling the first patient in a phase III clinical trial of a Licensed Product being developed in the Therapeutics Field.

C.	Two million and five hundred thousand US dollars ($2,500,000) upon receiving FDA approval for a Licensed Product being developed in the Therapeutics Field.

D.	Two million US dollars ($2,000,000) upon receiving EMA approval for a Licensed Product being developed in the Therapeutics Field.

E.	One million US dollars ($1,000,000) upon achieving a First Commercial Sale of a Licensed Product in the Therapeutics Field.

Solely for purposes of this milestone payment provision, two products will be deemed to be two different Licensed Products if such products (i) have been approved by the FDA to treat different diseases or are in clinical trials to assess their efficacy in treating different diseases and/or (ii) comprise or consist of different active pharmaceutical ingredients. Different stages of cancer within the same organ (e.g. stage 4 prostate cancer and stage 3 prostate cancer) are not “different diseases”.

When cumulative Net Sales of all Licensed Products reach the amounts set forth below, Licensee will make the following milestone payments within thirty (30) days of reaching such cumulative Net Sales threshold:

F.	One million five hundred thousand US dollars ($1,500,000) when cumulative Net Sales of all Licensed Products reaches fifty million dollars ($50,000,000).

G.	Five million US dollars ($5,000,000) when cumulative Net Sales of all Licensed Products reaches two hundred and fifty million dollars ($250,000,000).

4.8 Payment Terms. All consideration due The Regents will be payable and will be made in United States dollars by check payable to “The Regents of the University of California” or by wire transfer to an account designated by The Regents, provided The Regents may assign its interest in any consideration it is to receive pursuant to this Agreement to another entity. Licensee is responsible for all bank or other transfer charges. When Licensed Products are sold for monies other than United States dollars, the Earned Royalties and other consideration will first be determined in the foreign currency of the country in which such Licensed Products were sold and then converted into equivalent United States dollars. The exchange rate will be the average exchange rate quoted in the Wall Street Journal during the last thirty (30) days of the reporting period.

A. Taxes. Sublicensing Income, Earned Royalties, and other consideration accrued in any country outside the United States may not be reduced by any taxes, fees or other charges imposed by the government of such country except to the extent expressly provided for in Sections 1.8 (Net Sales) and 1.11 (Sublicensing Income).

B. Interest. In the event that monies are not received by The Regents when due, Licensee will pay to The Regents interest at a rate of ten percent (10%) simple interest per annum. Such interest will be calculated from the date payment was due until actually received by The Regents. Such accrual of interest will be in addition to and not in lieu of, enforcement of any other rights of The Regents due to such late payment.

5. COMMERCIAL DILIGENCE

5.1 Development of Licensed Products. Licensee, upon execution of this Agreement, will diligently proceed with the development, manufacture and sale of Licensed Products in quantities sufficient to meet the market demands therefor and will diligently market the same after execution of this Agreement. Licensee or a Sublicensee will obtain all necessary governmental approvals in each country where Licensed Products are manufactured, used, sold, offered for sale or imported.

5.2 Development Milestones. On or before the dates indicated below (which unless indicated below are relative to the Effective Date), Licensee will achieve each of the following development milestones with respect to a Licensed Product (“Development Milestones”). If Licensee fails to achieve a Development Milestone by the deadline set forth below, then The Regents has the right and option, at its sole discretion, to either terminate this Agreement or reduce Licensee’s exclusive license to a nonexclusive license, under the terms set forth in Section 8 (LIFE OF THIS AGREEMENT). This right, if exercised by The Regents, supersedes the rights granted in Section 2 (GRANT):

A. General Diligence: Licensee will meet the following Development Milestones with respect to a Licensed Product. All dates below are relative to the license Effective Date.

(i)	Complete in vivo pre-clinical toxicity, in vivo PK, and in vivo biodistribution studies within two (2) years.

Licensee may extend the deadline to meet the General Diligence Development Milestone in six (6) month increments, but not more than twice, by making a Ten Thousand Dollar ($10,000) payment to The Regents for each such milestone extension (each such milestone extension a “ Paid Milestone Extension”).

B. Imaging Field Diligence: Licensee will meet the following Development Milestones with respect to a Licensed Product in the Imaging Field. All dates below are relative to the license Effective Date.

(i)	File an IND with FDA within three (3) years.

(ii)	Enroll the first patient in a clinical trial within four (4) years.

(iii)	Achieve a First Commercial Sale within ten (10) years.

Licensee may extend the deadline to meet any of these Development Milestones in the Imaging Field by six (6) month increments, but not more than twice for each Development Milestone and not more than three (3) years in total across all Development Milestones in the Imaging Field, by making a Ten Thousand Dollar ($10,000) payment to The Regents for each such milestone extension (each such milestone extension a “Paid Milestone Extension”). In the event of any extension, the deadlines to meet any later occurring Development Milestones in the Imaging Field will be similarly extended.

C. Therapeutics Field Diligence: Licensee will meet the following Development Milestones with respect to a Licensed Product in the Therapeutics Field. All dates below are relative to the license Effective Date.

(i)	File an IND with the FDA within four (4) years.

(ii)	Enroll the first patient in a phase I clinical trial within five (5) years.

(iii)	Enroll the first patient in a phase II clinical trial within seven (7) years.

(iv)	Enroll the first patient in a phase III clinical trial within nine (9) years.

(v)	Obtain an approved NDA or BLA from the FDA within ten (10) years.

(vi)	Achieve a First Commercial Sale within eleven (11) years.

Licensee may extend the deadline to meet any of these Development Milestones in the Therapeutics Field in six (6) month increments, but not more than twice for each Development Milestone and not more than three (3) years in total across all Development Milestones in the Therapeutics Field, by making a Ten Thousand Dollar ($10,000) payment to The Regents for each such milestone extension (each such milestone extension a “ Paid Milestone Extension”). In the event of any extension, the deadlines to meet any later occurring Development Milestones in the Therapeutics Field will be similarly extended.

If after obtaining the maximum number of Paid Milestone Extensions the completion of any of the Development Milestones is delayed beyond the corresponding deadline set forth in this Agreement (taking into account the Paid Milestone Extensions set forth above) on account of either a (a) Regulatory Delay or (b) Clinical Trial Failure Delay (collectively, “Excused Delays”), upon a written request by Licensee to The Regents setting forth the basis for the Excused Delay and providing copies to The Regents of documents and correspondence from the FDA or EMA that set forth the basis for Licensee’s assertion that an Excused Delay exists, The Regents shall execute an amendment to this Agreement to extend such Development Milestone and all subsequent Development Milestones (such amendment the “Clinical/Regulatory Delay Amendment”). Any documents and correspondence provided in support of a reason for an Excused Delay shall be treated as Licensee’s Confidential Information.

The duration of the Development Milestone extension(s) set forth in the Clinical/Regulatory Delay Amendment shall be reasonably related to the cause and effect of the Excused Delay as determined by good faith negotiation between The Regents and Licensee after The Regents has had an opportunity to review all such relevant documentation. In no event shall The Regents have any obligation to allow Licensee to extend the deadline for meeting such Development Milestone by more than two (2) years (in addition to the extensions taken under the Paid Milestone Extensions).

5.3 Affordable Access Plan. Within three (3) months of receiving FDA or EMA approval of a Licensed Product, Licensee will provide The Regents with either (a) an Affordable Access Plan (defined below), or (b) a written explanation as to why such an Affordable Access Plan is not needed or infeasible. In the case of (b), Licensee agrees to discuss such reasoning with The Regents in good faith within one (1) month thereafter (“Initial Discussion”) and, if following such Initial Discussion The Regents concludes an Affordable Access Plan is reasonable and desired, to provide an Affordable Access Plan to The Regents within three (3) months of such Initial Discussion. The “Affordable Access Plan” will include the following --to the extent such Plan includes confidential information, Licensee will also provide a non-confidential version or statement of such Plan that The Regents can make available to third parties:

A.	A specified set of low-and middle-income countries (as defined by the World Bank, and collectively referred to as “LMICs”) in which the Licensee does not intend to commercialize the Licensed Products (the “Non-Commercialized Territory”); and

B.	Licensee’s and/or its Sublicensees’ plans (including strategies and timelines) reasonably intended to support affordable access in LMICs and Non-Commercialized Territories, such as through licensing or partnerships including with non-profit organizations.

Within thirty (30) days of The Regents’ request (but no more often than once annually), Licensee agrees to confer with The Regents to review Licensee’s progress, and to consider in good faith any reasonable modifications suggested by The Regents, with respect to its Affordable Access Plan (“Progress Discussions”). For clarity, while The Regents may invite a designated entity to join either the Initial and/or Progress Discussions under this Section 5.3, such discussions will at all times be made subject to the confidentiality obligations set forth in Section 19 (Confidentiality).

6. PROGRESS AND ROYALTY REPORTS

6.1 Progress and Royalty Reports. Beginning on September 30, 2022, and continuing semiannually thereafter, Licensee will complete the progress report form attached to this Agreement as Appendix C. Beginning with the First Commercial Sale and continuing for the life of this Agreement, Licensee will make quarterly royalty reports and pay such amounts to The Regents within thirty (30) days of February 28, May 31, August 31 and November 30 of each year. Each royalty report will cover Licensee’s most recently completed calendar quarter and will contain at least the information identified in the Royalty Report attached hereto as Appendix D.

7. BOOKS AND RECORDS

7.1 Accounting. Licensee must keep, and will cause its Sublicensees to keep, accurate financial and development books and records showing all Licensed Products in development, manufactured, used, sold, leased, transferred, provided, or otherwise disposed of, and any other records necessary to affirm compliance with the terms of this Agreement. Books and records must be preserved for at least six (6) years from the date of the royalty payment to which they pertain.

7.2 Auditing. Books and records kept in accordance with Section 7.1 must be open to inspection by representatives or agents of The Regents at reasonable times and at a U.S. location. The Regents will bear the fees and expenses of examination but if an error in royalties of more than five percent (5%) of the total royalties due for any year is discovered in any examination then Licensee will bear the fees and expenses of that examination and will remit such underpayment to The Regents within thirty (30) days of the examination results.

8. LIFE OF THIS AGREEMENT

8.1 Term. Unless otherwise terminated by operation of law, Section 8.2 (Bankruptcy), or by acts of the parties in accordance with the terms of this Agreement, this Agreement will remain in effect from the Effective Date until the expiration or abandonment of the last of the Patent Rights licensed hereunder. The termination or expiration of this Agreement will not relieve Licensee of its obligation to pay any fees, royalties or other payments owed to The Regents at the time of such termination or expiration and will not impair any accrued right of The Regents, including the right to receive Earned Royalties in accordance with Section 4 (Consideration). If this Agreement terminates prior to the natural expiration of the Agreement, Licensee will provide written certification that it has ceased all use of the Patent Rights, as well as any products and results incorporating and/or made through the use of the Patent Rights.

8.2 Bankruptcy. In the event of a bankruptcy or insolvency, assignment of this Agreement is only permitted to a party that can provide adequate assurance of future performance, including diligent development and sales of Licensed Product.

8.3 Surviving Provisions. Any termination or expiration of this Agreement will not affect the rights and obligations set forth in at least the following Sections, as well as any other provisions which by their nature would be reasonably expected to survive termination: Sections 1 (Definitions); 7 (Books and Records); 8.6 (Grant Back); 9 (Use of Names and Trademarks); 10 (Limited Warranty and Liability); 14 (Indemnification); 17 (Governing Law); and 19 (Confidentiality).

8.4 Termination by The Regents. If Licensee fails to perform or violates any term of this Agreement or fails to timely pay any amount when due, or after the date of First Commercial Sale fails to sell Licensed Products for more than four (4) continuous calendar quarters then The Regents may give written notice of default (“Notice of Default”) to Licensee. If Licensee fails to repair the default within sixty (60) days of the effective date of Notice of Default, The Regents may terminate this Agreement and its licenses by a second written notice (“Notice of Termination”). If a Notice of Termination is sent to Licensee, this Agreement will automatically terminate on the effective date of that notice.

8.5 Termination by Licensee. Licensee may terminate this Agreement at any time by providing a notice of termination to The Regents with a statement explaining the reason for termination and confirming it has abandoned the commercialization of Licensed Products, which termination will be effective sixty (60) days from the date such termination notice is sent by Licensee.

8.6 Grant Back. Upon termination of this Agreement by either of the parties, Licensee will grant The Regents a non-exclusive, irrevocable, perpetual, fully paid-up, sublicensable, worldwide license to all inventions, products, materials, methods, processes, techniques, know-how, data and information discovered or developed in the course of or arising from Licensee’s development and commercialization of the Patent Rights (“Developments”) under this Agreement to the extent such a license may lawfully be granted.

9. USE OF NAMES AND TRADEMARKS

9.1 Use of Name. Nothing contained in this Agreement will be construed as conferring any right to either party to use in advertising, publicity or other promotional activities any name, trade name, trademark or other designation of the other party (including a contraction, abbreviation or simulation of any of the foregoing). The Regents may list Licensee’s name as a licensee of technology from The Regents without further identifying the technology. Unless required by law or unless the required authorizations are obtained (contact for more information), the use by Licensee of the name “The Regents of the University of California” or the name of any campus of the University of California in advertising, publicity or other promotional activities is expressly prohibited.

10. DISCLAIMER OF WARRANTIES AND LIMITATION OF LIABILITIES

10.1 Except as expressly set forth in this Agreement, this license and the associated Patent Rights and Licensed Products are provided by The Regents WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY OF ANY KIND, EXPRESS OR IMPLIED. THE REGENTS MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY THAT USE OR COMMERCIALIZATION OF THE PATENT RIGHTS OR LICENSED PRODUCTS WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK OR OTHER RIGHTS.

This Agreement does not express or imply (a) a warranty or representation as to the validity, enforceability, or scope of any Patent Rights; (b) a warranty or representation that anything made, used, sold, offered for sale, imported or otherwise exploited under any license granted in this Agreement is or will be free from infringement of patents, copyrights, or other rights of third parties; (c) an obligation on behalf of The Regents to bring or prosecute actions or suits against third parties for patent infringement; (d) by implication, estoppel or otherwise, any grant of any license or other rights under any patents or other rights of The Regents other than Patent Rights, regardless of whether such patents or other rights are dominant or subordinate to Patent Rights; or (e) any obligation for The Regents to furnish (i) any advancements, developments, or other improvements to the Patent Rights which are not entitled to the priority dates of Patent Rights, or (ii) any know-how, technology or information not provided in the Patent Rights.

10.2 THE REGENTS WILL NOT BE LIABLE FOR ANY LOST PROFITS, COSTS OF PROCURING SUBSTITUTE GOODS OR SERVICES, LOST BUSINESS, OR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE OR OTHER SPECIAL DAMAGES SUFFERED BY LICENSEE, SUBLICENSEES, OR AFFILIATES ARISING OUT OF OR RELATED TO THIS AGREEMENT FOR ALL CAUSES OF ACTION OF ANY KIND (INCLUDING TORT, CONTRACT, NEGLIGENCE, STRICT LIABILITY AND BREACH OF WARRANTY) EVEN IF THE REGENTS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE REGENTS WILL NOT BE LIABLE FOR ANY DIRECT DAMAGES SUFFERED BY LICENSEE, SUBLICENSEES, JOINT VENTURES, OR AFFILIATES ARISING OUT OF OR RELATED TO PATENT RIGHTS TO THE EXTENT ASSIGNED OR LICENSED BY THE REGENTS’ INVENTORS TO THIRD PARTIES.

11. PATENT FILING, PROSECUTION AND MAINTENANCE

11.1 Ownership and Prosecution. The Patent Rights will be held in the name of The Regents and obtained with counsel of The Regents’ choice. The Regents will instruct its outside counsel to provide Licensee copies of all correspondence filed with and received in relation to the Patent Rights from the applicable patent office (e.g., patent applications, office actions, office action responses, etc.) during the term of the Agreement. Licensee will hold such information confidential and use such information provided by The Regents or its counsel only for the purpose of advancing the Patent Rights. While The Regents will control all Patent Actions and all decisions with respect to Patent Actions, it will work closely with Licensee to incorporate any reasonable comments or suggestions provided by Licensee with respect thereto, e.g., to amend any patent application under the Patent Rights to include claims reasonably requested by Licensee to protect the products contemplated to be sold by Licensee under this Agreement. Licensee has the right to provide instructions regarding Patent Actions via a written request to The Regents thirty (30) days prior to the deadline set by the patent office in the territory such Patent Action is to take place (a “Patent Prosecution Request”).

11.2 Past & Ongoing Patent Costs. Licensee will bear all out-of-pocket costs incurred by The Regents for Patent Actions (“Patent Costs”). Licensee must reimburse to The Regents Patent Costs incurred prior to the term of this Agreement (“Past Patent Costs”) within thirty (30) days of Licensee’s receipt of an invoice from The Regents. As of February 17, 2022, these Past Patent Costs are approximately Twenty Thousand Four Hundred and Fifty Three US Dollars ($20,453). With respect to Patent Costs incurred during the term of this Agreement (“Ongoing Patent Costs”), such Ongoing Patent Costs will be directly billed to Licensee by The Regents’ patent counsel; to the extent the parties have not already entered into a direct billing agreement, then concurrently with execution of this Agreement Licensee, The Regents and The Regents’ patent counsel will enter into a direct billing agreement. At The Regents’ sole discretion, rather than requiring Licensee to pay such amounts pursuant to a direct billing agreement, The Regents may (1) bill Licensee for Ongoing Patent Costs after such amounts are incurred, in which case payment will be due to The Regents within thirty (30) days of Licensee’s receipt of an invoice from The Regents, or (2) require Licensee to pay in advance The Regents’ patent counsel’s estimated costs for undertaking Patent Actions that occur during the term of this Agreement before The Regents authorizes its patent counsel to proceed (“Advanced Payment”).

11.3 Obligations, Termination & Rights. Licensee may terminate its license with respect to any or all of Patent Rights by providing written notice to The Regents (“Patent Termination Notice”). Termination of Licensee’s obligations with respect to such patent application or patent will be effective ninety (90) days after receipt of such Patent Termination Notice by The Regents. In addition, if Licensee fails to timely (i) provide a Patent Prosecution Request pursuant to Section 11.1, or (ii) pay for any Patent Costs as required by Section 11.2 (including as required per the terms of a direct billing agreement), then such failure will be deemed to be an election by Licensee not to secure the applicable patent application(s) and patent(s) and The Regents will have the right to immediately terminate this Agreement with respect to the applicable patent application(s) and patent(s) (i.e., Licensee will not have the right to cure such breach pursuant to Section 8.4), unless such failure to pay is with respect to Past Patent Costs owed in which case Licensee will have the right to cure such breach pursuant to Section 8.4. For the avoidance of doubt immediately effective upon such termination, Licensee will have no further right or license to such patent applications and patents and Licensee will remain liable for any Patent Costs incurred prior to such termination with respect to such patent applications and patents.

11.4 Licensee’s Patent Filings. Licensee agrees to disclose to The Regents any patent application Licensee intends to file naming a UCLA employee as an inventor prior to filing.

11.5 Patent Extensions: Licensee will apply for an extension of the term of any patent included within the Patent Rights, if appropriate, under the Drug Price Competition and Patent Term Restoration Act of 1984 and/or European, Japanese and other foreign counterparts. Licensee will prepare all documents and The Regents agrees to execute the documents and to take additional action as Licensee reasonably requests in connection therewith. Licensee will be liable for all costs relating to such application.

12. PATENT MARKING

12.1 Licensee will mark all Licensed Products or their containers in accordance with the appropriate patent number reference(s) in compliance with the requirements of 35 U.S.C. § 287.

13. PATENT INFRINGEMENT

13.1 Infringement Notice. In the event either party learns of infringement of potential commercial significance of any Patent Right, such party will provide the other party with written notice, including evidence of such infringement, if available (“Infringement Notice”). Licensee will not notify such infringer regarding such potential infringement until receiving The Regents’ written permission. For the avoidance of doubt, if Licensee breaches the foregoing restriction and a declaratory judgment action is filed by such infringer against The Regents, then Licensee will reimburse The Regents for The Regents’ out of pocket costs in defending the Patent Rights as a result of such declaratory judgment. Both The Regents and Licensee will use their diligent efforts to cooperate with each other to terminate such infringement without litigation.

13.2 Licensee-Initiated Suit and The Regents’ Joinder. If infringing activity of potential commercial significance by the infringer has not been abated within ninety (90) days following the date the Infringement Notice takes effect, then so long as Licensee’s license under Section 2.1 remains exclusive and such infringement falls within the scope of the license granted to Licensee pursuant to this Agreement, Licensee may institute suit for patent infringement against the infringer. The Regents may voluntarily join such suit but may not otherwise commence suit against the infringer for the acts of infringement that are the subject of Licensee’s suit or any judgment rendered in that suit. Licensee may not join The Regents as a party in a suit initiated by Licensee without The Regents’ prior written consent. If The Regents joins a suit initiated by Licensee, then Licensee will pay any costs incurred by The Regents arising out of such suit, including but not limited to, any legal fees of counsel that The Regents selects and retains to represent it in the suit.

Licensee may not join The Regents as a party in a suit initiated by Licensee without The Regents’ prior written consent. If The Regents refuses to join a suit instituted by Licensee in a Major Territory despite being deemed a necessary party by a court of competent jurisdiction in such Major Territory, all payments due The Regents under this Agreement (except those pertaining to patent cost reimbursement), including all royalties (but only to the extent of royalties due on sales that took place in such Major Territory), milestones and other payments, shall be reduced by fifty percent (50%) for so long as the infringement by the third party continues unabated in such Major Territory but only to the extent that such infringement in such Major Territory materially and adversely affects the business of Licensee in such Major Territory relating to the Licensed Products.

13.3 The Regents-Initiated Suit. If, within a hundred and twenty (120) days following the date the Infringement Notice takes effect, infringing activity of potential commercial significance by the infringer has not been abated and if Licensee has not brought suit against the infringer, then The Regents may institute suit for patent infringement against the infringer. If The Regents institutes such suit, then Licensee may not join such suit without The Regents’ consent and may not thereafter commence suit against the infringer for the acts of infringement that are the subject of The Regents’ suit or any judgment rendered in that suit.

13.4 Cooperation. Any litigation proceedings will be controlled by the party bringing the suit, except that The Regents may be represented by counsel of its choice in any suit brought by Licensee. The Regents and Licensee agree to be bound by all final and non-appealable determinations of patent infringement, validity and enforceability (but no other issue) resolved by any adjudicated judgment in a suit brought in compliance with this Section 13 (Patent Infringement). Any agreement made by Licensee for purposes of settling litigation or other dispute will comply with the requirements of Section 3 (Sublicenses) of this Agreement.

13.5 Costs & Recovery. Each party will cooperate with the other in litigation proceedings instituted hereunder but at the expense of the party who initiated the suit (unless such suit is being jointly prosecuted by the parties, in which case the parties will agree in advance of initiating the suit how they will share in such expenses). Any recovery or settlement received in connection with any suit will first be shared by The Regents and Licensee equally to cover any litigation costs each incurred and next will be paid to The Regents or Licensee to cover any litigation costs it incurred in excess of the litigation costs of the other. In any suit initiated by Licensee, The Regents will receive twenty-five percent (25%) of any recovery in excess of litigation costs and Licensee will receive the remaining seventy-five percent (75%). In any suit initiated by The Regents, one hundred percent (100%) of any recovery in excess of litigation costs will belong to The Regents. Notwithstanding the foregoing, if Licensee joins such suit at The Regents’ request or is involuntarily joined, The Regents will receive seventy-five percent (75%) of any recovery and Licensee will receive the remaining twenty-five percent (25%).

14. INDEMNIFICATION

14.1 Indemnification. Licensee will, and will require its Sublicensees to, indemnify, hold harmless and defend The Regents, the inventors of the Patent Rights, and the sponsors of the research that led to the invention claimed by the Patent Rights, and their respective employers, and the officers, employees and agents of any of the foregoing (each an “Indemnitee”), against any and all claims, suits, losses, damage, costs, fees and expenses resulting from, or arising out of, the exercise of this license or any Sublicense. This indemnification will include, but not be limited to, any product liability. If the Indemnitee believes that there will be a conflict of interest or it will not otherwise be adequately represented by counsel chosen by Licensee to defend the Indemnitee in accordance with this Section 14.1 (Indemnification), then the Indemnitee may retain counsel of its choice to represent it and Licensee will pay all expenses for such representation.

14.2 Insurance. Licensee, at its sole cost and expense, will insure its activities in connection with any work performed hereunder and will obtain, keep in force, and maintain the following insurance: Commercial Form General Liability Insurance (contractual liability included) with limits as follows:

Each Occurrence: $5,000,000;

Products/Completed Operations Aggregate: $10,000,000;

Personal and Advertising Injury: $5,000,000;

General Aggregate (commercial form only): $10,000,000; and

Worker’s Compensation (as legally required in the jurisdiction in which Licensee is doing business).

If the above insurance is written on a claims-made form, it must continue for three (3) years following termination or expiration of this Agreement. The insurance must have a retroactive date of placement prior to or coinciding with the Effective Date of this Agreement. The coverage and limits above will not in any way limit Licensee’s liability under Section 14.1 (Indemnification). During the time in which Licensee, or any entity acting on Licensee’s behalf, has patients enrolled in a clinical trial of a Licensed Product, Licensee will also insure against all liabilities, damages, losses, injuries, complaints and/or claims arising from such clinical trial, including but not limited to claims that arise from malpractice and/or negligence, for an amount not less than $5,000,000 per occurrence and $10,000,000 in the aggregate.

14.3 Certificates; Notification. Upon the execution of this Agreement, Licensee will furnish The Regents with certificates of insurance evidencing compliance with all requirements. Such certificates will indicate The Regents as an additional insured(s) under the coverage described above in Section 14.2 (Insurance) and include a provision that the coverage will be primary and will not participate with, nor will be excess over, any valid and collectable insurance or program of self-insurance maintained by The Regents. The Regents will promptly notify Licensee in writing of any claim or suit brought against The Regents for which The Regents intends to invoke the provisions of this Section 14 (Indemnification). Licensee will keep The Regents informed of its defense of any claims pursuant to this Section 14 (Indemnification). Licensee will provide The Regents written notice if such insurance levels are reduced or cancelled.

15. NOTICES

15.1 Any notice or payment hereunder will be deemed to have been properly given when sent in writing in English to the respective address below and will be deemed effective on the date of delivery if delivered in person; the date of mailing if mailed by first-class certified mail, postage paid; or if sent via email, when the recipient acknowledges having received that email, provided that automated replies and “read receipts” will not be considered acknowledgement of receipt.

In the case of Licensee:

For The Regents:

All Advanced Payments due under this Agreement must be sent via wire transfer as follows. In order to ensure that funds are properly credited to your account, please reference invoice number or UC Control Number on all wire transfers.

15.2 Licensee Contact Information: Licensee must furnish to The Regents the completed licensee contact information form attached hereto as Appendix B concurrent to execution of this Agreement and incorporated herein by this reference, showing the contacts responsible for (i) Progress Reports, (ii) Patent Prosecution, and (iii) Financial Obligations.

16. ASSIGNABILITY

16.1 This Agreement is binding upon, and will inure to the benefit of, The Regents, its successors and assigns. Licensee may assign or transfer this Agreement only with the prior written consent of The Regents. The prior written consent of The Regents will not be required if the assignment or transfer of this Agreement is in conjunction with a bona fide arms’ length transaction involving a merger or the transfer of all or substantially all of the capital stock or business of Licensee to which this license relates, so long as Licensee is in good standing with its obligations under this Agreement and The Regents is legally, contractually, and, per its policies, able to enter into an agreement with such assignee or transferee.

16.2 In any assignment or transfer of this Agreement, the conditions (i)-(iii) below will be timely met. Any attempted assignment by Licensee other than in accordance with this Section will be null and void.

(i)	provide The Regents written notice identifying the proposed acquirer’s or successor entity’s name and contact information at least thirty (30) days prior to any such assignment;

(ii)	provide The Regents with a written agreement signed by the proposed acquirer or successor entity agreeing to be bound by all of the provisions of this Agreement, as well as assume all responsibilities and liabilities that arose under this Agreement prior to the effective date of the proposed assignment, as if such acquirer or successor entity were the original Licensee within thirty (30) days after any such assignment; and

(iii)	within thirty (30) days of such assignment, pay to The Regents an assignment fee equal to fifteen percent (15%) of the aggregate proceeds received and receivable for such assignment from the acquirer or successor entity by Licensee and/or its equity holders.

17. GOVERNING LAWS AND VENUE

17.1 Choice of Law & Venue: THIS AGREEMENT WILL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, excluding any choice of law rules that would direct the application of the laws of another jurisdiction and without regard to which party drafted particular provisions of this Agreement, but the scope and validity of any patent or patent application will be governed by the applicable laws of the country of such patent or patent application. Any legal action brought by the parties hereto relating to this Agreement will be conducted in Los Angeles, California.

18. COMPLIANCE WITH LAWS

18.1 If this Agreement or any associated transaction is required by the law of any nation to be either approved or registered with any governmental agency, Licensee will assume all legal obligations to do so. Licensee will notify The Regents if it becomes aware that this Agreement is subject to a United States or foreign government reporting or approval requirement. Licensee will make all necessary filings and pay all costs including fees, penalties and all other out-of-pocket costs associated with such reporting or approval process.

18.2 Licensee agrees to comply with all applicable international, national, state, regional and local laws and regulations in performing its obligations hereunder and in its use, manufacture, sale or import of the Licensed Products. Licensee will observe all applicable United States and foreign laws with respect to the transfer or provision of Licensed Products and related technical data to foreign countries, including, without limitation, the International Traffic in Arms Regulations (ITAR) and the Export Administration Regulations. Licensee agrees to manufacture and use Licensed Products in compliance with applicable government importation laws and regulations of a particular country for Licensed Products made outside the particular country in which such Licensed Products are used, sold or otherwise exploited.

19. CONFIDENTIALITY

19.1 Licensee and The Regents will treat and maintain the other party’s confidential information, including the negotiated terms of this Agreement, patent prosecution related information, any progress reports and royalty reports and any Sublicense issued pursuant to this Agreement (“Confidential Information”) in confidence using at least the same degree of care as the receiving party uses to protect its own confidential information of a like nature from the date of disclosure until five (5) years after the termination or expiration of this Agreement. Confidential Information can be written, oral, or both.

19.2 Licensee and The Regents may disclose Confidential Information to their employees, agents, consultants, contractors, and co-owners (as applicable) and, in the case of Licensee, its Sublicensees, provided that such parties are bound by a like duty of confidentiality as that found in this Section 19 (Confidentiality). Notwithstanding anything to the contrary contained in this Agreement, The Regents may release this Agreement, including any terms contained herein and information regarding payments or other income received in connection with this Agreement to the inventors, senior administrative officials employed by The Regents and individual Regents upon their request, provided such individuals are informed of the confidential nature of such information. In addition, notwithstanding anything to the contrary in this Agreement, if a third party inquires whether a license to Patent Rights is available, then The Regents may disclose the existence of this Agreement and its scope of the license granted hereunder.

19.3 Nothing contained herein will restrict or impair, in any way, the right of Licensee or The Regents to use or disclose any Confidential Information that: (a) recipient can demonstrate by written records was previously known to it prior to its disclosure by the disclosing party; (b) recipient can demonstrate by written records is now, or becomes in the future, public knowledge other than through acts or omissions of recipient; (c) recipient can demonstrate by written records was obtained lawfully and without restrictions on the recipient from sources independent of the disclosing party; and (d) The Regents is required to disclose pursuant to the California Public Records Act or other applicable law.

19.4 Licensee or The Regents also may disclose Confidential Information that is required to be disclosed (i) to a governmental entity or agency in connection with seeking any governmental or regulatory approval, according to the rules of the Australian Stock Exchange, governmental audit, or other governmental contractual requirement or (ii) by law, e.g., California Public Records Act, provided that the recipient uses reasonable efforts to give the party owning the Confidential Information sufficient notice of such required disclosure to allow the party owning the Confidential Information reasonable opportunity to object to, and to take legal action to prevent, such disclosure. Nothing in this Agreement will be construed to prevent The Regents from reporting de-identified raw terms of this Agreement as part of a larger database.

19.5 Upon termination of this Agreement, Licensee and The Regents will destroy or return any of the disclosing party’s Confidential Information in its possession within fifteen (15) days following the termination of this Agreement and provide each other with prompt written notice that such Confidential Information has been returned or destroyed. Each party may, however, retain one copy of such Confidential Information for archival purposes in non-working files. For clarity, any Developments provided by Licensee pursuant to Section 8.6 will be deemed upon termination of this Agreement to constitute The Regents’ Confidential Information.

20. MISCELLANEOUS

20.1 Entire & Binding Agreement. This Agreement, which includes the attached Appendices A (Patent Rights), B (Licensee Contact Information), C (Progress Report Template), and D (Royalty Statement) embodies the entire understanding of the parties and supersedes all previous communications, representations or understandings, either oral or written, between the parties relating to the subject matter hereof. This Agreement is not binding on the parties until it has been signed below on behalf of each party and is then effective as of the Effective Date. No amendment or modification of this Agreement is valid or binding on the parties unless made in writing and signed on behalf of each party. In case any of the provisions contained in this Agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Agreement and such unenforceable provision will be modified so that it is valid, legal, and enforceable and, to the fullest extent possible, reflects the intention of the parties.

20.2 Headings. The headings of the several sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

20.3 Waiver. No waiver by either party of any breach or default of any of the agreements contained herein will be deemed a waiver as to any subsequent and/or similar breach or default.

20.4 Independent Contractors. In performing their respective duties under this Agreement, each of the parties will be operating as an independent contractor. Nothing contained herein will in any way constitute any association, partnership, or joint venture between the parties hereto, or be construed to evidence the intention of the parties to establish any such relationship. Neither party will have the power to bind the other party or incur obligations on the other party’s behalf without the other party’s prior written consent.

20.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which together will constitute one and the same Agreement. For purposes of executing this Agreement, a facsimile (including a PDF image delivered via email) copy of this Agreement, including the signature pages, will be deemed an original. The parties agree that neither party will have any rights to challenge the use or authenticity of a counterpart of this Agreement based solely on that its signature, or the signature of the other party, on such counterpart is not an original signature.

IN WITNESS WHEREOF, both The Regents and Licensee have executed this Agreement by their respective and duly authorized officers on the day and year written.

RADIOPHARM THERANOSTICS, LIMITED		THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

By:	/s/ Riccardo Canevari	By:	/s/ Mark Wisniewski
Name:	Riccardo Canevari	Name:	Mark Wisniewski
Title:	CEO	Title:	Sr. Vice Pres. Of Business Development BioPharmaceuticals

Date:	Date:

Email for execution:

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

By:	/s/ Amir Naiberg
Name:	Amir Naiberg
Title:	AVC, Technology Development Group

Date:

APPENDIX A

PATENT RIGHTS

Tech ID	Title	Country	File Date	Serial No.	Patent No.
2020-790-1	IMMUNOTHERANOSTIC AGENT TARGETING MESENCHYMAL STEM CELL-DERIVED CANCER CELLS AND MESENCHYMAL STEM CELL ASSOCIATED DISEASE	UNITED STATES OF AMERICA	4/1/2020	63/003,598
2020-790-2	IMMUNOTHERANOSTIC AGENT TARGETING MESENCHYMAL STEM CELL-DERIVED CANCER CELLS AND MESENCHYMAL STEM CELL ASSOCIATED DISEASE	PATENT COOPERATION TREATY	3/31/2021	PCT/US21/25054

*	PLEASE	NOTE: Data matches TDG’s database as of 2/17/22

APPENDIX B

LICENSEE CONTACT INFORMATION

APPENDIX C

SEMI-ANNUAL PROGRESS REPORT

PLEASE RETURN THIS FORM TO:

Licensee Name**		UC Control No.	202X-XX-XXXX
Completed By	Name: Title: Email:	Reporting Period	Insert, e.g., “Q1 & Q2 FY2020”

1. Please summarize your progress toward development and commercialization of the Patent Rights and Licensed Products, including work completed during this reporting period, any anticipated events or milestones, key scientific discoveries, publications, market plans for introducing Licensed Products, etc. In lieu of typing out a response here, you may attach any materials you have prepared for other purposes if these materials adequately capture this information (indicate below if you have attached any such materials). If applicable pursuant to Section 5 of the Agreement, please also provide status of implementation of the Affordable Access Plan.

2. Have you, an Affiliate, or a Sublicensee had a First Commercial Sale? If so, when?

3. Identify whether any of the Development Milestones in Section 5.2 of your Agreement have been achieved:

Development Milestone:	Achieved?	If Yes, provide date achieved; If No, estimated date of completion:
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No

4. Identify whether any Milestone Payment obligations in Section 4.7 of your Agreement have been triggered:

Milestone Payment obligation from Section 4.7:	Triggered?	If Yes, insert date Milestone Payment was paid
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No
☐ Yes ☐ No

5. Please list below all agreements (sublicenses, partnerships, joint ventures, collaborations, etc.) pursuant to which you, an Affiliate or a Sublicensee have granted any license, option, or other rights to the Patent Rights. If none, insert “None.” If yes, please provide a copy of such agreement with this Progress Report.

6. Please provide the following information:

Total gross proceeds raised to date from sale of equity securities
Total amount expended to date in the development and commercialization of Licensed Products
Current total # of employees (necessary info for patent filing purposes)

APPENDIX D

ROYALTY STATEMENT

UC Control No:	Product Name/Code(s)
Licensee Name:	[Company Name]
Licensee Phone No:
Licensee Email Address:	Quarter Covered:

**In addition, Licensee must indicate any Sublicensing Income due to The Regents, as well as the method used to calculate Total Earned Royalties, including any exchange rate applied.

Product Name	Number of Units Sold	Unit Selling Price (US $)	Net Sales (US $)	Royalty Rate (%)	Total Earned Royalties (US $)

Total Royalties Earned:

Less Minimum Annual Royalty:
(If Applicable)

Balance Due The REGENTS:

Prepared By: